United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signatures

CVRD’s wholly owned subsidiary Vale Overseas announces pricing of its tender offer
Rio de Janeiro, January 5, 2006 – Companhia Vale do Rio Doce (CVRD) reports that its wholly owned subsidiary, Vale Overseas Limited, today announced the purchase price for its cash tender offer for any and all of its $300 million 9.000% Guaranteed Notes due 2013 (CUSIP Nos.: 91911TAD5, 91911TAC7 and G9317UAB1). The offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, January 10, 2006, unless extended (such date and time, as they may be extended, the “Expiration Date”) or earlier terminated. The offer is made upon the terms and subject to the conditions set forth in the offer to purchase dated January 3, 2006. The purpose of the offer is to manage CVRD’s consolidated debt portfolio, reducing the amount of higher-coupon yield and less liquid debt issues.
Vale Overseas will pay the purchase price and accrued and unpaid interest to, but excluding, the settlement date, for the notes accepted pursuant to the offer. Settlement of the offer is expected to occur on the third business day following the Expiration Date. The table below sets forth the relevant pricing information for the notes:

Reference	Bloomberg		Actual		Purchase Price
U.S. Treasury	Reference	Fixed	Reference	Tender Offer	Per $1000
Security	Page	Spread	Yield	Yield	Principal Amount of Notes
4.500% U.S. Treasury note due November 15, 2015	PX1	1.570%	4.362%	5.932%	$1,185.21
The purchase price was calculated by the dealer manager in the manner described in the offer to purchase at 2:00 p.m., New York City time, on January 5, 2006.
Vale Overseas has retained J.P. Morgan Securities Inc. to serve as dealer manager for the offer, JPMorgan Chase Bank, N.A. to serve as the depositary for the offer, J.P. Morgan Bank Luxembourg S.A. to serve as Luxembourg agent for the offer and D.F. King & Co., Inc. to serve as information agent for the offer.
Requests for the offer to purchase and the related letter of transmittal and supplements to the documents may be directed to D.F. King & Co., Inc. by calling (800) 290-6429 (calling toll-free in the United States) or 1-212-269-5550 (outside the United States, call collect) or in writing at 48 Wall Street, New York, New York 10005. These documents contain important information, and holders should read them carefully before making any investment decision. Questions regarding the offer may be directed to J.P. Morgan Securities Inc. at (866) 846-2874 (calling toll-free in the United States) or 1-212-834-7279 (outside the United States, call collect).
This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offer is being made solely by the offer to purchase.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 6, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations